Mail Stop 4561

June 12, 2008

Marsha Baker
President
2920 Harrison St.
Davenport, Iowa 52803

>   **Re: Hynes & Howes Insurance Counselors Inc**
>   **Form 8-K/A, Item 4**
>   **Filed June 10, 2008**
>   **File No. 000-07376**

Dear Ms. Baker:

We have completed our review of your Form 8-K and does not, at this time, have any further comments.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant